SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 17)

CONE MILLS CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

206814 10 5

(CUSIP Number)

Albert A. Woodward, Esq.

Leonard, Street And Deinard, P.A.

150 South Fifth Street

Suite 2300

Minneapolis, Minnesota  55402

(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Cover page continued on next 5 pages)

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc H. Kozberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 253,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 253,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward S. Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,489

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power 43,489

	10.	Shared Dispositive Power 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Klas, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 525,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 525,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,000

	8.	Shared Voting Power 935,360

	9.	Sole Dispositive Power 175,000

	10.	Shared Dispositive Power 935,360

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Ridge Capital Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 50,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) CO

INTRODUCTION

The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the “Issuer”) on December 16, 1998.  The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002 and November 26, 2002.  This filing is the seventeenth amendment to the original Schedule 13D filing.

The Holders’ responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

Item 2.	Identity and Background

This statement is filed jointly by the individuals and entity identified below (collectively the “Holders”).  There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that (i) Robert H. Paymar, Dr. Demetre Nicoloff, Ardelle Nicoloff and Nicoloff Properties Partnership have left the filing group; (ii) Edward S. Adams, whose address and occupation were reported in a previous filing, has rejoined the group; and (iii) Oak Ridge Capital Group, Inc. has joined the group.  Marc H. Kozberg was appointed to the position of Chief Executive Officer of Oak Ridge Capital Group, Inc. in January 2003.

1.                                       Marc H. Kozberg

2.                                       The Temple Company, L.L.P.

3.                                       Charmel Limited Partnership

4.                                       Charmel Enterprises, Inc.

5.                                       Richard Fitzgerald

6.                                       Charles Barry

7.                                       Melanie Barry

8.                                       Marvin W. Goldstein

9.                                       Robert C. Klas, Sr.

10.                                 Edward S. Adams

11.                                 Oak Ridge Capital Group, Inc., a financial services company located at 701 Xenia Avenue South, Suite 130, Golden Valley, MN 55416

Item 4.	Purpose of Transaction

The Holders incorporate by reference their disclosures in Item 4 to their original Schedule 13D and prior amendments thereto.

On January 30, 2003, MK Acquisition, Inc., a corporation formed by and for the benefit of the Holders, entered into an Agreement with Innisfree M&A Incorporated pursuant to which Innisfree has agreed to provide proxy solicitation services to the Holders in connection with the 2003 Annual Meeting of the Issuer.

As was disclosed in the Holders’ previous Schedule 13D amendment, the Holders intend to nominate a slate of directors at the Issuer’s next annual meeting of stockholders and solicit proxies for the election of such nominees.  The Holders’ proposed nominees are Charles Barry, a Minneapolis businessman, Randall Kominsky, Chief Investment Officer of CRP Holdings, Inc., a private investment firm, and Edward S. Adams, the Howard E. Buhse Professor of Law and Finance and Co-Director of Kommerstad Center for Business Law and Entrepreneurship at the University of Minnesota.

The Holders stated their opposition to the Issuer’s recently announced proposed rights offering in a press release issued January 17, 2003.  The press release is attached as Exhibit E hereto.

Item 5.	Interest in Securities of the Issuer
Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of January 30, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg (5)	253,500	1.0%
The Temple Company, L.L.P.	142,160	0.6%
Charmel Limited Partnership	793,200	3.1%
Charmel Enterprises, Inc. (2)	793,200	3.1%
Richard Fitzgerald (1)	142,160	0.6%
Charles Barry (1)(2)(4)	1,110,360	4.3%
Melanie Barry (2)	793,200	3.1%
Marvin W. Goldstein (3)	361,423	1.4%
Robert C. Klas, Sr.	525,000	2.0%
Edward S. Adams (6)	63,489	0.2%
Oak Ridge Capital Group, Inc.	50,500	0.2%

(1)            Includes 142,160 shares of Common Stock owned by The Temple Company, L.L.P.

(2)            Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership

(3)            Includes 2,000 shares of Common Stock held in custodial accounts for which Mr. Goldstein is the custodian; includes 1,000 shares of Common Stock purchasable under currently exercisable options.

(4)            Includes 175,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(5)            Includes 3,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer.

(6)            Includes 20,000 shares of Common Stock owned directly by Mr. Adams’ spouse.

The Holders’ responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.  Cover pages have been included in this filing only to the extent a Holder’s beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

According to the Issuer’s most recent Form 10-Q filing with the SEC, the Issuer had 25,757,344 shares of Common Stock outstanding as of October 28, 2002.  The Holders, as of January 30, 2003, collectively beneficially own 2,309,772 shares of the Issuer’s Common Stock and options to purchase 4,000 shares of the Issuer’s Common Stock, constituting, in the aggregate, approximately 9.0% of the Issuer’s outstanding voting Common Stock.

The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

Name	Date	Type of Transaction	Number of Shares	Price/ Share
Charles Barry (2)	12/06/02	Buy	75,000	$1.98
Dr.Demetre Nicoloff (1)	12/06/02	Sell	127,096	$1.98
Robert C. Klas, Sr.	12/06/02	Buy	25,000	$1.98
Robert H. Paymar (1)	12/06/02	Buy	27,096	$1.98
Edward S. Adams	12/10/02	Buy	3,789	$1.95
Dr. Demetre Nicoloff (1)	12/10/02	Sell	33,604	$1.95
Marc H. Kozberg	12/10/02	Buy	29,815	$1.95

(1)            Mr. Paymar and Dr. Nicoloff were members of the group at the time of these transactions, but have subsequently left the group.

(2)            Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Holders entered into a Sharing and Consent Agreement (the “Sharing Agreement”).  The Sharing Agreement provides for the pro rata payment by the Holders of expenses that may arise from their participation in the group, including legal fees, SEC filing expenses, expenses that may arise in communicating with the Issuer or its shareholders, investment banking fees, fees and expenses of proxy solicitors, litigation expenses and indemnification expenses.  The Sharing Agreement also contains a power of attorney provision that allows Marc H. Kozberg to take certain actions on behalf of Holders and requires consultation among the Holders with respect to certain matters relating to the ownership and voting of the Issuer’s securities.  The Sharing Agreement is attached as Exhibit B hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

Exhibit B — Sharing and Consent Agreement

Exhibit C — Power of Attorney (Richard Fitzgerald)

Exhibit D — Power of Attorney (Melanie Barry)

Exhibit E — Press release dated January 17, 2003

SIGNATURES

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

/s/ Marc H. Kozberg	Oak Ridge Capital Group, Inc.
Marc H. Kozberg

	By:	/s/ Marc H. Kozberg
THE TEMPLE COMPANY, L.L.P.		Marc H. Kozberg, Chief ExecutiveOfficer

By:	/s/*
Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP	* By Marc H. Kozberg, Attorney-in-Fact

By:	Charmel Enterprises, Inc.

By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Marvin W. Goldstein

/s/*
Robert C. Klas, Sr.

Exhibit A

AGREEMENT AS TO JOINT FILING

                                                Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

/s/ Marc H. Kozberg	Oak Ridge Capital Group, Inc.
Marc H. Kozberg

	By:	/s/ Marc H. Kozberg
THE TEMPLE COMPANY, L.L.P.		Marc H. Kozberg, Chief ExecutiveOfficer

By:	/s/*
Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP	* By Marc H. Kozberg, Attorney-in-Fact

By:	Charmel Enterprises, Inc.

By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Marvin W. Goldstein

/s/*
Robert C. Klas, Sr.

Exhibit B

SHARING AND CONSENT AGREEMENT

THIS SHARING AGREEMENT (the “Agreement”) is made to be effective as of the _____ day of January, 2003, by and among the members of the Group (as hereinafter defined) identified on Schedule A hereto.

WHEREAS, each of the undersigned is a beneficial owner of common stock (“Shares”) of Cone Mills Corporation (the “Company”) and is a member of a Section 13(d) “group” (the “Group”) that has filed a Schedule 13D and related amendments with the Securities and Exchange Commission (“SEC”) with regard to their common interest in the Company;

WHEREAS, the members of the Group wish to provide for the payment and allocation of expenses among the members of the Group and set forth certain agreements with respect to their common interest in maximizing the value of the Company’s common stock; and

WHEREAS, the members of the Group also wish to grant authority to Marc H. Kozberg (“Kozberg”) to engage an investment bank and/or financial advisor (the “Bank”) on behalf of the Group to explore a potential transaction or transactions relating to the Company.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, each of the undersigned agree as follows:

1.                                       Sharing of Expenses.  Each member of the Group shall pay his, her or its “Proportionate Share” (as defined below) of any expenses reasonably incurred by any party hereto or on behalf of the Group in connection with a party’s participation in the Group (collectively, “Expenses”), including, without limitation: (i) expenses, including, but not limited to legal expenses, incurred in connection with Section 16 filings, Schedule 13D filings, proxy statement filings and any other filings with the SEC, legal and other expenses incurred in connection with communications with the Company, its stockholders or other persons interested in the Company (such as printing, mailing, telephone, travel and related costs), and fees or expenses of the Bank, proxy solicitors, accountants, consultants or other third parties (“Third Party Expenses”); (ii) Indemnifiable Expenses; and (iii) Contribution Expenses (as such capitalized terms are hereinafter defined).

2.                                       Certain Definitions.  For purposes hereof, the following terms shall have the following meanings:

(a)                                  “Proportionate Share” of each party hereto shall mean, with respect to any Expenses, a fraction, the numerator of which is equal to the number of Shares beneficially owned by such party on the earlier to occur of (i) the last day of the calendar month in which such Expenses were incurred or (ii) the day this Agreement is terminated as to all parties in accordance with Section 11 hereof and the denominator of which is the aggregate number of Shares of the Company beneficially owned by all Group members as of such date.  The parties respective Proportionate Shares as of the date hereof are set forth on Schedule A hereto.

(b)                                 “Indemnifiable Expenses” shall mean any and all expenses, liabilities and losses (including attorneys’ fees and expenses, judgments, fines and amounts paid or to be paid in any settlement by a party hereto) actually incurred or suffered by a party hereto in connection with any present or future threatened, pending or contemplated investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, “Indemnifiable Litigation”), to which any party hereto is made a party or is threatened to be made a party by reason of any action or inaction taken or omitted in connection with any matter relating to the activities of the Group or his, her or its ownership of Company Shares.  Notwithstanding anything to the contrary contained herein, a party hereto shall not have any obligation to indemnify or hold harmless the other for any Indemnifiable Expense arising out of such other party’s fraud, willful misconduct or gross negligence.

(c)                                  “Willful misconduct” shall include, but not be limited to, (i) an intentionally untrue statement of a material fact, or (ii) an intentional omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in each case, as such material facts are required to be disclosed under applicable state or federal securities laws.

3.                                       Accounting and Payment of Expenses.  Each member of the Group that believes that he, she or it has incurred Expenses entitled to reimbursement hereunder shall provide Kozberg with evidence of such Expenses.  From time to time, Kozberg shall provide each party with an accounting of Expenses that have been incurred in connection with the activities of the Group, which accounting shall set forth each Group member’s Proportionate Share of such Expenses.  Within ten days of the receipt of such accounting, each Group member shall remit his, her or its Proportionate Share of Expenses as directed in the accounting.  Kozberg shall pay or reimburse Expenses out of amounts received from Group members on account of such Expenses.

4.                                       Cooperation; Contribution.  The parties shall jointly cooperate in the defense of any Indemnifiable Litigation. In the event that a party’s right to indemnification as provided herein is for any reason not available or insufficient to hold such party harmless to the extent provided herein, the parties hereto agree to contribute to the aggregate expense, liability or loss (including legal or other expenses reasonably incurred in connection with investigating or defending the same) involved in proportion to their respective Proportionate Shares (“Contribution Expense”). Each party hereto agrees that it would not be just and equitable if contribution were determined by any other method of allocation. Notwithstanding anything to the contrary contained herein, a party shall not be entitled to contribution for any Contribution Expense from the other for any liability or expenses arising out of such party’s fraud, willful misconduct or gross negligence.

5.                                       Engagement of Bank.  Each member of the Group consents to Kozberg’s retention on terms acceptable to Kozberg of a Bank on behalf of the Group to explore a potential transaction or transactions relating to the Company.  Each member of the Group further accepts and acknowledges responsibility for any fees or expenses that may be required to be paid to such Bank  or to Equity Securities Investments, Inc., its successors, assigns or affiliates (“Equity”) through such Bank in connection with the Banks’s or Equity’s activities on behalf of the Group (referred to above as Third Party Expenses).

6.                                       Power of Attorney.  Each member of the Group whose signature appears below constitutes and appoints Kozberg his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of the Company, and to file same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

7.                                       Periodic Updates.  Kozberg shall provide the members of the Group with periodic updates regarding the status of the activities of the Group and other matters relating to the Group’s ownership of Company securities.

8.                                       Pre-approval of Transactions in Company Securities.  Each member of the Group shall consult with Kozberg prior to any acquisition or disposition of any Company securities, including, without limitation, the Company’s securities, and will promptly (on the trade date or next business day) notify Kozberg of any such acquisition or disposition, including the number of securities acquired or disposed of, the purchase or sale price, the date of the transaction and the manner in which the transaction was effected; provided, however, that notwithstanding the above, each member of the Group agrees that it will not acquire or dispose of any securities in the Company either during: (i) any blackout period related to the Company’s securities that applies to any member of the Group; (ii) or if the relevant member of the Group is informed that any board member of the Company that is also a member of the Group is in possession of material non-public information concerning the Company.

9.                                       Consultation on Voting Company Shares.  Each member of the Group shall consult with the Kozberg prior to voting his, her or its respective Shares on any matter subject to a stockholder vote and shall notify Kozberg regarding how any such Shares will be or have been voted.

10.                                 Plans or Proposals.  Each member of the Group agrees to consult with Kozberg, and Kozberg agrees to gain consensus among the members of the Group, prior to adopting any plans or proposals that relate to or would result in any of the actions required to be set forth in parts (a) through (j) of Item 4 of Schedule 13D.  By executing this Agreement, each Member acknowledges that a consensus has been reached to consider presentation of a slate of nominees for election as directors at the next annual meeting of the stockholders of the Company (the “Proposal”).  Kozberg is authorized to act on behalf of the Group with respect to the Proposal, including the retention of counsel, proxy solicitors, and others, and will consult with the Members with respect to the Proposal, including the selection of nominees.

11.                                 Termination.  This Agreement may be terminated as to any party by such party delivering to Kozberg a written notice of his, her or its withdrawal from the Group; provided that in such case, such withdrawing party shall remain liable for his, her or its Proportionate Share of (i) Expenses incurred through the end of the month in which such withdrawal was effectuated and (ii) Indemnifiable Expenses and Contribution Expenses that arise from claims asserted with regard to acts occurring (or alleged to occur) through the end of the month in which such withdrawal was effectuated. This Agreement may be terminated upon the written consent of parties holding a majority of the aggregate number of Shares beneficially owned by the Group. Notwithstanding any such termination, the provisions of Sections 1, 3 and 4 will survive termination of this Agreement as to any Expenses incurred or claims asserted with respect to periods ending on or prior to the date of its termination. Upon a termination of this Agreement, the parties, except as provided under this Section 11, shall have no further obligation to the other.

12.                                 Additional Members.  Kozberg may on behalf of the Group consent to the addition of new members to the Group; provided, however, that no person or entity shall become a member without executing and delivering an amendment to this Agreement, in which case Schedule A shall be revised and Kozberg shall promptly furnish the amendment and revised Schedule A to each Member.

13.                                 No Third Party Beneficiaries; Successors and Assigns.  Except as expressly provided herein, this Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.  This Agreement, shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns, provided that none of the parties hereto may assign their rights under this Agreement without the prior written consent of the others, and any attempted assignment in contravention of the foregoing shall be void.

14.                                 Complete Agreement.  This Agreement contains the complete agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings or other documents by or among the parties with respect thereto.

15.                                 Governing Law; Venue.  This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of law.  ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS AGREEMENT, ITS VALIDITY OR PERFORMANCE SHALL BE INITIATED AND PROSECUTED AS TO ALL PARTIES AND THEIR SUCCESSORS AND ASSIGNS IN STATE OR FEDERAL COURT LOCATED IN HENNEPIN COUNTY, MINNESOTA.  EACH PARTY CONSENTS TO AND SUBMITS TO THE EXERCISE OF JURISDICTION OVER IT BY ANY COURT SITUATED AT HENNEPIN COUNTY, MINNESOTA HAVING JURISDICTION OVER THE SUBJECT MATTER.  EACH PARTY WAIVES SERVICE OF ANY AND ALL PROCESS UPON HIM, HER OR IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED AS REQUIRED BY THE NOTICE PROVISION HEREOF.  EACH PARTY WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER.  EACH PARTY WAIVES HIS, HER OR ITS RIGHT TO TRIAL BY JURY, AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

16.                                 Severability.  It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under applicable law and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

17.                                 Headings.  Descriptive headings are for convenience only and shall not control or affect in any way the meaning or construction of any provision of this Agreement.

18.                                 No Waiver.  No term or condition of this Agreement shall be deemed to have been waived, except by a statement in writing signed by the party against whom enforcement of the waiver is sought.  Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

19.                                 Notice.  All notices, requests, demands and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given and effective:

(a)                                  on the date of delivery, if delivered personally;

(b)                                 on the earlier of the fourth day after mailing or the date of the return receipt acknowledgment, if mailed, postage prepaid, by certified or registered mail, return receipt requested; or

(c)                                  on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment.

All notices shall be sent the address or facsimile number of each respective party at the address or facsimile number shown as his, her or its account address and facsimile number on the records of Equity.

20.                                 Counterparts; Facsimiles.  This Agreement may be executed in two or more counterparts, or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

21.                                 Recovery of Litigation Costs:  If any legal action or any arbitration or proceeding is brought for the enforcement of this Agreement, or because of alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the substantially prevailing party shall be entitled to recover from the other party all reasonable attorney’s fees and witness fees or other costs incurred in that action or proceeding, in addition to any relief to which it may be entitled.

Signatures on following page

IN WITNESS WHEREOF, the parties hereto have executed this Sharing and Consent Agreement on the day and year first above written.

 [Signatures]

/s/ Marc H. Kozberg
Marc H. Kozberg

/s/ Edward S. Adams
Edward S. Adams

/s/ Charles Barry
Charles Barry

OAK RIDGE CAPITAL GROUP, INC.

By:	/s/ James A. Coryea, II
James A. Coryea, II
Chief Financial Officer

THE TEMPLE COMPANY, L.L.P.

By:	/s/ Charles Barry
Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

By:	/s/ Charles Barry
Charles Barry, President

/s/ Marvin W. Goldstein
Marvin W. Goldstein

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

Schedule A

Party Name	Number of Shares	Proportionate Share
Marc H. Kozberg	200,571	8.79%
Edward S. Adams	63,489	2.78%
Oak Ridge Capital Group, Inc.	50,500	2.21%
The Temple Company, L.L.P.	142,160	6.23%
Charmel Limited Partnership	763,200	33.45%
Marvin W. Goldstein	361,423	15.84%
Robert C. Klas, Sr.	525,000	23.01%
Charles Barry	175,000	7.67%
Total	2,281,343	100.00%

Exhibit C

Power of Attorney

The undersigned constitutes and appoints Marc H. Kozberg his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Cone Mills Corporation, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: February 3, 2003

/s/ Richard Fitzgerald
Richard Fitzgerald

Exhibit D

Power of Attorney

The undersigned constitutes and appoints Marc H. Kozberg his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Cone Mills Corporation, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: February 3, 2003

/s/ Melanie Barry
Melanie Barry

Exhibit E

PRESS RELEASE
For Immediate Release		1/17/03
	Contact Person:	Marc H. Kozberg
	Telephone No.	(763) 923-2270

Kozberg Group Opposes Cone Mills Plan

Marc Kozberg, spokesman for a group that owns approximately 11% of Cone Mills stock, stated today that his group is opposed to Cone Mills’ recently announced proposed rights offering which he believes is contrary to the company’s long term interests.  Mr. Kozberg stated that he and his fellow director, Marvin Goldstein, voted against the proposal at a recent board meeting and intend to urge other shareholders to oppose the proposal if, and when, it is presented to the shareholders.  “There is no compelling reason why Cone Mills, which has returned to profitability and continues to reduce debt, should, at this time, be severely diluting its shareholders at a price below the lowest price the stock has traded since its IPO,” Kozberg said.